Suite 1919, 45 Rockefeller Plaza

630 Fifth Avenue

New York, NY 10111, USA

T: (1-737) 215-8491

F: (1-917) 672-3642

junheny@junhe.com

VIA EDGAR

October 20, 2023

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Nicholas Nalbantian

Re:	Creative Global Technology Holdings Ltd (the “Company”)

Amendment No.1 to Registration Statement on Form F-1

Filed on August 14, 2023

CIK No. 0001967822

Dear Mr. Nalbantian:

On behalf of our client, Creative Global Technology Holdings Ltd (the “Company”), a company incorporated in the Cayman Islands, we are submitting to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) this letter setting forth the Company’s responses to the comment contained in the Staff’s letter dated August 29, 2023 (the “Comment Letter”) on the Company’s Amendment No.1 to Registration Statement on Form F-1 filed on August 14, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting via EDGAR Amendment No.2 to Registration Statement (the “Revised Registration Statement”). The Company has responded to all of the Staff’s comment by revising the Registration Statement to address the comment, or by providing an explanation if the Company has not so revised the Registration Statement. For ease of reference, each comment contained in the Comment Letter is printed below in bold, followed by the Company’s responses to such comment. All page references in the responses set forth below refer to the page numbers in the Revised Registration Statement.

General

1.

We note the changes you made to your disclosure appearing on the prospectus cover page, Prospectus Summary and Risk Factor sections relating to legal and operational risks associated with PRC laws and regulations and how they apply in Hong Kong. It is unclear to us that there have been changes in the regulatory environment in Hong Kong and the PRC since the amendment that was filed on July 19, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure removing references to the PRC government conveys the same risks. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of July 19, 2023.

In response to the Staff’s comment, the Company has restored the disclosures appearing on the prospectus cover page, Prospectus Summary, and Risk Factor sections relating to legal and operational risks associated with PRC laws and regulations and how they apply in Hong Kong to the disclosures as they existed in the registration statement as of July 19, 2023.

If you have any questions regarding this submission, please contact Lan Lou at (917) 661-8175 or loul@junhe.com.

Thank you again for your time and attention.

Yours sincerely,

/s/ Lan Lou
Lan Lou
Partner
Jun He Law Offices LLC

cc:

Shangzhao (“Cizar”) Hong, Director and Chief Executive Officer, Creative Global

Technology Holdings Limited

Edward Chen, Partner, Wei, Wei & Co.

Michael J. Blankenship, Winston & Strawn LLP